UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT
In respect of the issue of
GBP 450,000,000 Floating Rate Global Notes due 31 July 2023 by the Bank
pursuant to its
EUR 35,000,000,000 Global Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated 27 July 2018

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the British pound sterling ("GBP") 450,000,000 Floating Rate Global Notes due 31 July 2023 (the "Notes") of the European Bank for Reconstruction and Development (the "Bank") pursuant to the Bank's EUR 35,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of an Offering Circular dated 3 July 2012, as supplemented by a Pricing Supplement dated 27 July 2018 (together, the "Offering Circular").

Item 1. Description of Obligations

The Notes, the terms of which are described in the Offering Circular, will constitute direct and unsecured obligations of the Bank and will rank *pari passu* without any preference among themselves, and, subject to certain conditions set forth in the Offering Circular, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2. Distribution of Obligations

The Bank entered into a Syndication Agreement dated 27 July 2018 (the "Syndication Agreement") with the managers named therein (the "Managers") pursuant to a Programme Agreement dated 3 July 2012 (the "Programme Agreement") with Dealers referred to therein. Under the terms of the Syndication Agreement and the Programme Agreement (together, the "Agreements"), the Managers have agreed to purchase the Notes. The obligations of the Managers are subject to certain conditions as set forth in the Agreements.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	100.00%	0.04%	99.96%
Total	GBP 450,000,000	GBP 195,500	GBP 449,804,500

2

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

The Joint Lead Managers (as defined in the Syndication Agreement) have agreed to pay all costs and expenses (including legal expenses) incurred by themselves in or in connection with the initial printing of the Notes, the Syndication Agreement and the Pricing Supplement prepared in connection with the issue of the Notes, the upfront fees and expenses of Citibank, N.A. as agent, the initial listing of the Notes on the Official List and the admission of the Notes to trading on the London Stock Exchange's Regulated Market and making initial delivery of the Notes, as set forth in the Syndication Agreement. The Bank shall bear the cost of its own legal expenses.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations as described in the Offering Circular.

Item 7. Exhibits

(a)   The Deed of Covenant dated 3 July 2012.*

(b)   Copy of an opinion of counsel as to the legality of the Notes dated 3 July 2012.*

(c)   (i)   The Programme Agreement dated 3 July 2012.*
        (ii)   The Syndication Agreement dated 27 July 2018.
        (iii)   The Agency Agreement dated 3 July 2012.*

(d)   (i)   The Offering Circular dated 3 July 2012.*
        (ii)   The Pricing Supplement 27 July 2018.

---

*Previously filed with the Securities and Exchange Commission on 17 July 2012.

Syndication Agreement

European Bank for Reconstruction and Development
GBP 450,000,000 Floating Rate Global Notes due 31 July 2023 (the "Notes") issued pursuant to a Global Medium Term Note Programme

27 July 2018

To: Barclays Bank PLC
      Nomura International plc
      Scotiabank Europe plc
      (the "**Joint Lead Managers**")

      Citigroup Global Markets Limited
      J.P. Morgan Securities plc
      NatWest Markets Plc
      RBC Europe Limited
      (the "**Co-Managers**" and, together with the Joint Lead Managers, the "**Managers**")

c/o Scotiabank Europe plc
      201 Bishopsgate
      6th Floor
      London EC2M 3NS
      United Kingdom

cc: Citibank, N.A., (Agent)

Ladies and Gentlemen,

European Bank for Reconstruction and Development (the "**Issuer**") proposes to issue GBP 450,000,000 Floating Rate Global Notes due 31 July 2023 (the "**Notes**") pursuant to its Euro 35,000,000,000 Global Medium Term Note Programme. The terms of the issue shall be as set out in the form of Pricing Supplement attached to this Agreement as Annex A.

This Agreement is supplemental to the amended and restated Programme Agreement (the "**Programme Agreement**") dated 3 July 2012 made between the Issuer and the Dealers party thereto. All terms used herein have the meanings given to them in the Programme Agreement.

We wish to record the arrangements agreed between us in relation to this issue:

1   This Agreement appoints each Manager which is not a party to the Programme Agreement (each a "**New Dealer**") as a Dealer under the Programme Agreement for the purposes of the issue of the Notes.

       The Joint Lead Managers confirm that they are in receipt of the documents referenced below:

       (i)   a copy of the Programme Agreement; and

(ii)   a copy of such of the documents referred to in Appendix A of the Programme Agreement as the Joint Lead Managers (on behalf of the Managers) have requested

and, on behalf of the New Dealers, have found them to be satisfactory. In the case of any document referred to in Appendix A of the Programme Agreement which they have not requested, the Joint Lead Managers confirm, on behalf of the New Dealers, that they have waived such production.

For the purposes of the Programme Agreement, the details of the Joint Lead Managers for service of notices are as follows:

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB
United Kingdom

Tel: +44 20 7773 9098
Attn: Debt Syndicate

Nomura International plc
1 Angel Lane
London EC4R 3AB
United Kingdom

Tel: +44 20 7103 5652
Attn: Syndicate

Scotiabank Europe plc
201 Bishopsgate
6th Floor
London EC2M 3NS
United Kingdom

Tel: +44 20 7826 5932
Attn: Origination and Syndication Desk

In consideration of the Issuer appointing the New Dealers as Dealers in respect of the Notes under the Programme Agreement, each New Dealer hereby undertakes, for the benefit of the Issuer and the other Dealers, that, in relation to the issue of the Notes, it will perform and comply with all the duties and obligations expressed to be assumed by a Dealer under the Programme Agreement, a copy of which it acknowledges it has received.

The Issuer hereby confirms that the New Dealers shall be vested with all authority, rights, powers, duties and obligations of a Dealer in relation to the issue of the Notes as if originally named as a Dealer under the Programme Agreement provided that following the Issue Date (as defined in Clause 4) the New Dealers shall have no further such authority, rights, powers, duties and obligations except such as may have accrued or been incurred prior to or in connection with the Issue Date.

2 In order to permit the Issuer to file with the U.S. Securities and Exchange Commission the report required by 17 C.F.R. § 290.3 no later than the date of this Agreement, the Managers confirm that the Notes are expected to be offered and sold in the United States.

3 Subject to the terms and conditions of the Programme Agreement and this Agreement, the Issuer hereby agrees to issue the Notes and the Managers jointly and severally agree to purchase the Notes, at a purchase price of £449,804,500 (the "**Purchase Price**"), being the issue price of 100.00 per cent., less a combined management and underwriting commission of £195,500.

3.1 The Managers agree as between themselves that they will be bound by and will comply with the International Capital Market Association Standard Form Agreement Among Managers version 1 (the "**Agreement Among Managers**") with respect to the Notes and further agree that references in the Agreement Among Managers to the "Lead Manager" shall mean the Joint Lead Managers.

4 Solely for the purposes of the requirements of Article 9(8) of the MIFID Product Governance rules under EU Delegated Directive 2017/593 (the "**Product Governance Rules**") regarding the mutual responsibilities of manufacturers under the Product Governance Rules

4.1 each of the Joint Lead Managers (each a "**Manufacturer**" and together the "**Manufacturers**") acknowledges to each other Manufacturer that it understands the responsibilities conferred upon it under the Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Pricing Supplement and any other announcements in connection with the Notes; and

4.2 the Co-Managers note the application of the Product Governance Rules and acknowledge the target market and distribution channels identified as applying to the Notes by the Manufacturers and the related information set out in the Pricing Supplement and any other announcements in connection with the Notes.

5 The settlement procedures set out in Part 2 of Annex A of the Procedures Memorandum shall apply as if set out in this Agreement provided that, for the purposes of this Agreement:

(i) the sum payable on the Issue Date shall be GBP 449,804,500 (representing the Purchase Price) which should be paid to the account of the Issuer with HSBC Bank PLC, MIDLGB22XXX, account number 71535235, in favour of European Bank for Reconstruction and Development, London, SWIFT: EBRDGB2L;

(ii) "**Issue Date**" means 14:30 hours (London time) on 31 July 2018, or at such other time and/or date as the Issuer and the Joint Lead Managers, on behalf of the Managers, may agree; and

(iii) "**Payment Instruction Date**" means the Issue Date unless there is to be a pre-closing for the issue in which case it means the business day (being a day on which banks and foreign exchange markets are open for business in London) prior to the Issue Date.

6 The Joint Lead Managers shall bear and pay all costs and expenses (including legal expenses) incurred by themselves in or in connection with the initial printing of the Notes, this Agreement and the Pricing Supplement prepared in connection with the issue of the Notes, the upfront fees and expenses of Citibank, N.A. as agent, the initial listing of the Notes on the Official List and the admission of the Notes to trading on the London Stock Exchange's Regulated Market and making initial delivery of the Notes. The Issuer shall bear the cost of its own legal expenses. For the avoidance of doubt, the Joint Lead Managers shall only bear the costs and expenses listed above relating to the initial issue of the Notes, and shall not be liable for any further costs and expenses.

7 The obligation of the Managers to purchase the Notes is conditional upon:

7.1 the conditions set out in Clause 3.2 (other than that set out in Clause 3.2.6) of the Programme Agreement being satisfied as of the Payment Instruction Date; and

7.2 the delivery to the Joint Lead Managers on the Payment Instruction Date of (i) legal opinions addressed to the Managers dated the Payment Instruction Date in such form and with such contents as the Joint Lead Managers, on behalf of the Managers, may reasonably require from the General Counsel, a Deputy General Counsel or an Assistant General Counsel of the Issuer and from Linklaters LLP, legal advisers to the Managers in England; (ii) a certificate dated as at the Payment Instruction Date signed by a duly authorised officer of the Issuer to the effect stated in sub-paragraph 7.1 of this Clause with regard to the Issuer and further to the effect that the Offering Circular (when read together with the Pricing Supplement) contains all material information relating to the Notes and to the assets and liabilities, financial position and profits and losses of the Issuer and nothing has happened or is expected to happen which would require the Offering Circular to be supplemented or updated; and (iii) such other conditions precedent as the Joint Lead Managers reasonably may require.

If any of the foregoing conditions is not satisfied on or before the Payment Instruction Date, this Agreement shall terminate on such date and the parties hereto shall be under no further liability arising out of this Agreement (except for any liability arising before or in relation to such termination), provided that the Joint Lead Managers, on behalf of the Managers, may in their discretion waive any of the aforesaid conditions or any part of them.

8

8.1 The Joint Lead Managers, on behalf of the Managers, may, by notice to the Issuer, and the Issuer may, by notice to the Joint Lead Managers, on behalf of the Managers, terminate this Agreement at any time prior to payment of the net subscription moneys to the Issuer if in the opinion of the Managers or the Issuer, as the case may be, there shall have been such a change in national or international financial, political or economic conditions or currency exchange rates or exchange controls as would in the view of the Managers or the Issuer, as the case may be, be likely to prejudice materially the success of the distribution of the Notes or dealings in the Notes in the secondary market.

8.2 Upon such notice being given, this Agreement shall terminate and no party shall be under any liability to any other in respect thereof except for the obligations of the Managers under Clause 8 of the Programme Agreement and the respective obligations of the parties under Clause 6 of the Programme Agreement.

9   Clause 16 of the Programme Agreement shall also apply to this Agreement as if expressly incorporated herein.

10   This Agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same agreement and any party may enter into this Agreement by executing a counterpart.

11   A person who is not party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement.

Please confirm that this letter correctly sets out the arrangements agreed between us.

Yours faithfully

For: **EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT**

By:

We agree to the foregoing.

SCOTIABANK EUROPE PLC
By:

The Joint Lead Managers
BARCLAYS BANK PLC
NOMURA INTERNATIONAL PLC

The Co-Managers
CITIGROUP GLOBAL MARKETS LIMITED
J.P. MORGAN SECURITIES PLC
NATWEST MARKETS PLC
RBC EUROPE LIMITED

Each by its duly authorised attorney:

Annex A

MiFID II product governance / Professional investors and ECPs only target market:

Solely for the purposes of each manufacturer's product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties and professional clients only, each as defined in Directive 2014/65/EU (as amended, "**MiFID II**"); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a "**distributor**") should take into consideration the manufacturers' target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers' target market assessment) and determining appropriate distribution channels.

For the purposes of this provision, the expression "**manufacturer**" means each of the Joint Lead Managers.

European Bank for Reconstruction and Development (the "**Issuer**") does not fall under the scope of application of MiFID II. Consequently, the Issuer does not qualify as an "investment firm", "manufacturer" or "distributor" for the purposes of MiFID II.

27 July 2018

PRICING SUPPLEMENT

European Bank for Reconstruction and Development
GBP 450,000,000 Floating Rate Global Notes due 31 July 2023 (the "Notes")
issued pursuant to a Global Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 3 July 2012 (the "**Offering Circular**"). This Pricing Supplement must be read in conjunction with such Offering Circular. Full information on the Notes is only available on the basis of the combination of this Pricing Supplement and the Offering Circular. The Offering Circular is available for viewing and copies may be obtained from the Issuer, One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:	Pound Sterling ("**GBP**")
2	Nominal Amount:	GBP 450,000,000
3	Type of Note:	Floating Rate
4	Issue Date:	31 July 2018
5	Issue Price:	100.00 per cent.
6	Maturity Date:	31 July 2023
7	Fungible with existing Notes:	No

FORM OF THE NOTES

8	Form of Note:	Registered

9		New Global Note:	No
10		Specified Denomination(s):	GBP 100,000
11		Exchange of Bearer Notes:	Not Applicable
12	(a)	Talons for future Coupons to be attached to definitive Bearer Notes:	Not Applicable
	(b)	Date(s) on which the Talons mature:	Not Applicable
13	(a)	Depositary for and registered holder of Registered Global Note:	Registered Global Note to be deposited with a common depositary for Euroclear and Clearstream, Luxembourg and registered in the name of Citivic Nominees Limited as nominee for the common depositary.
	(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances described on page 42 of the Offering Circular.

PROVISIONS RELATING TO INITIAL PAYMENT

14		Partly Paid Notes:	No

PROVISIONS RELATING TO INTEREST

15		Interest Commencement Date:	31 July 2018
16		Fixed Rate Notes:	Not Applicable
17		Zero Coupon Notes:	Not Applicable
18		Floating Rate Notes and Indexed Notes:	Applicable
	(a)	Manner in which Rate of Interest is to be determined:	Screen Rate Determination
	(b)	Margin(s):	Plus 0.05 per cent. per annum
	(c)	Minimum Rate of Interest (if any):	Zero per cent. per annum
	(d)	Maximum Rate of Interest (if any):	Not Applicable
	(e)	Floating Day Count Fraction	Actual/365
19		If ISDA Determination:	Not Applicable
20		If Screen Rate Determination:	
	(a)	Reference Rate:	For all Interest Payment Dates, 3 month GBP LIBOR as appearing on the Relevant Screen

Page.

In the event that a published three-month GBP LIBOR rate is unavailable or if three-month GBP LIBOR rate ceases to exist or to be an industry accepted rate for debt market instruments during the life of the Notes, the Calculation Agent will determine whether to use a substitute or successor base rate that it has determined, in its sole discretion and acting in good faith, is most comparable to three-month GBP LIBOR rate; provided that, if the Calculation Agent determines that there is, at any time during the life of the Notes, an industry accepted successor base rate for debt market transactions linked to three-month GBP LIBOR rate, the Calculation Agent shall use such a successor base rate from the next interest period following such determination.

If the Calculation Agent determines that there is no industry accepted successor base rate for debt market instruments linked to the three-month GBP LIBOR rate, and that no substitute or other successor base rate is comparable to the three-month GBP LIBOR rate, the Calculation Agent will request, from four major banks in the London interbank market, selected by the Agent in consultation with the Issuer, quotations for the offered rate for three month GBP unsecured deposits to prime banks in the London interbank market. If at least two quotations are provided, the Calculation Agent will determine the LIBOR rate as the arithmetic mean of those quotations. If fewer than two such London banks provide quotations, the three-month GBP LIBOR rate will be determined by the Calculation Agent in its sole discretion and acting in good faith.

(b)	Relevant Screen Page:	Reuters page LIBOR01 (or any other successor page)
(c)	Interest Determination Date:	Two London Business Days immediately preceding the first day of each Interest Period

21 If Indexed: Not Applicable

22 If Rate of Interest not to be determined by ISDA or Screen Rate Determination or by reference to an Index or Formula: Not Applicable

23 General Provisions for Floating Rate Notes and Indexed Notes:

(a)	Specified Period (or, in the case of Notes where the Interest Payment Date(s) are fixed, the Interest Payment Date(s):	Interest Payment Dates shall be 31 July, 31 October, 31 January and 30 April of each year from and including 31 October 2018 up to and including the Maturity Date, subject to adjustment in accordance with the Business Day Convention.
(b)	Business Day Convention:	Modified Following Business Day
(c)	Business Day definition if different from that in Condition 4(b)(i):	Condition 4(b)(i) applies and for the avoidance of doubt London shall be the principal business centre and New York shall be the additional business centre.
(d)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	Yes
(e)	Terms relating to calculation of Interest Amount:	Condition 4(b)(v) applies
(f)	Party responsible for calculation of the Interest Amount:	Agent
(g)	Party responsible for making any determinations ancillary to or in connection with the calculation of the Interest Amount, including Rate of Interest (if applicable):	Agent is responsible for determining Rate of Interest applicable to each Interest Period
(h)	Any amendment to the definition in Condition 4(b)(iii) of Euro-zone:	Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

24	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	Condition 6(e) applies
25	Dual Currency Notes:	Not Applicable
26	Physically Settled Notes:	Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

27	(a)	Redemption at Issuer's option:	No

	(b)	Redemption at Noteholder's option:	No
28	(a)	Final Redemption Amount for each Note (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100.00 per cent. per Specified Denomination
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
29		Instalment Note:	Not Applicable
30		Early Redemption Amount for each Note payable on an event of default:	Condition 5(d) applies

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

31	Method of distribution:	Syndicated
32	If Syndicated, names and addresses of Managers or, if Non-Syndicated name and address of Dealer:	**Joint Lead Managers**

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB
United Kingdom

Nomura International plc
1 Angel Lane
London EC4R 3AB
United Kingdom

Scotiabank Europe plc
201 Bishopsgate
6th Floor
London EC2M 3NS
United Kingdom

Co-Managers

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom

J.P. Morgan Securities plc
25 Bank Street
Canary Wharf
London E14 5JP
United Kingdom

NatWest Markets Plc
250 Bishopsgate
London EC2M 4AA
United Kingdom

RBC Europe Limited
Riverbank House
2 Swan Lane
London EC4R 3BF
United Kingdom

33	Date of Syndication Agreement:	27 July 2018
34	Stabilising Manager:	Not Applicable
35	Additional selling restrictions:	Not Applicable
36	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Not Applicable
37	Intended to be held in a manner which would allow Eurosystem eligibility:	No
38	Common Code:	186107675
	ISIN Code:	XS1861076757
	CUSIP Number:	Not applicable
39	Listing:	Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to the Official List of the UK Listing Authority and trading on the Regulated Market of the London Stock Exchange plc
40	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for	Not Applicable

the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.

41   Additional Information:

Regulation, reform, and the potential or actual discontinuation of "benchmarks," including LIBOR, may adversely affect the Notes, including the value of, and return on the Notes.

LIBOR, and other rates and indices which are deemed to be "benchmarks" are the subject of recent national, international and other regulatory guidance and proposals for reform. Some of these reforms and guidance are already effective such as Regulation (EU) 2016/1011 (the "**Benchmark Regulation**") whilst others are still to be implemented.

The Benchmark Regulation has come into force on 1 January 2018 and could have a material impact on any Notes linked to LIBOR such as the Notes, in particular, if the methodology or other terms of LIBOR are changed in order to comply with the terms of the Benchmark Regulation. In addition, the Benchmark Regulation stipulates that each administrator of a "benchmark" regulated thereunder must be licensed by the competent authority of the Member State where such administrator is located. There is a risk that administrators of LIBOR will fail to obtain a necessary licence, preventing them from continuing to provide LIBOR. Other administrators may cease to administer LIBOR because of the additional costs of compliance with the Benchmark Regulation and other applicable regulations, and the risks associated therewith. There is also a risk that certain benchmarks, such as LIBOR, may continue to be administered but may become obsolete in the future.

On 27 July 2017, the UK Financial Conduct Authority announced that it will no longer persuade or compel banks to submit rates for the calculation of the LIBOR benchmark after 2021 (the "**FCA Announcement**"). The FCA Announcement indicates that the continuation of LIBOR on the current basis (or at all) cannot and will not be guaranteed after 2021.

These reforms and other pressures (including from regulatory authorities) may cause LIBOR to disappear entirely, to perform differently than in the past (as a result of a change in methodology or otherwise), create disincentives for market participants to continue to administer or participate in certain benchmarks or have other consequences which cannot be predicted.

Any such consequence could have a material adverse effect on the Notes. The potential elimination of the LIBOR benchmark or changes in the manner of administration of LIBOR, could require or result in an adjustment to the interest provisions of the Notes or result in other consequences, in respect of the Notes. Furthermore, even prior to the implementation of any changes, uncertainty as to the nature of alternative reference rates and as to potential changes to LIBOR may adversely affect LIBOR during the term of the Notes, the return on the Notes and the trading market for securities based on LIBOR. Investors should consider these matters when making their investment decision with respect to the Notes.

Investors in the Notes should be aware that, if LIBOR were to be discontinued or otherwise unavailable, or if three-month GBP LIBOR ceases to be an industry accepted rate for debt market instruments during the life of the Notes, as determined by the Calculation Agent in its sole discretion, the rate of interest on the Notes will be determined for the relevant period(s) by the fallback provisions set out in Condition 20

of the Pricing Supplement. These fallback provisions provide that the Calculation Agent will determine whether to use a substitute rate or successor base rate that is most comparable to the three-month GBP LIBOR rate. If the Calculation Agent, in its sole discretion, determines that there is no such comparable substitute rate or successor base rate, the Calculation Agent will request quotations for the offered rate for three month GBP unsecured deposits from four major banks in the London interbank market, and the provisions include the possibility that if fewer than two quotations are received, the rate of interest would be determined by the Calculation Agent.

No consent of the Noteholders shall be required in connection with effecting any relevant successor rate or substitute rate (as applicable) or any other related adjustments and/or amendments described above.

42	Total Commissions:	GBP 195,500

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange plc's Regulated Market of the Notes described herein pursuant to the Euro 35,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development as from 31 July 2018 or as soon as practicable thereafter.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement other than the information contained under the heading "MiFID II product governance / Professional investors and ECPs only target market".

For and on behalf of

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....
       Authorised signatory

....
CITIBANK, N.A.
(as Agent)

PART B – OTHER INFORMATION

1	LISTING	Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the Regulated Market of the London Stock Exchange plc with effect from 31 July 2018 or as soon as practicable thereafter. No assurance can be given that such listing and admission to trading will be obtained on such date, or, if obtained, that it will be maintained.
2	RATINGS	The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Credit Market Services Europe Limited ("**S&P**"), an Aaa credit rating from Moody's Investors Service Limited ("**Moody's**") and an AAA credit rating from Fitch Ratings France S.A. ("**Fitch**"). As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

3   **NOTIFICATION**

Not Applicable

4   **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save as discussed in the section headed "Subscription and Sale" in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5   **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(i)	Reasons for the offer:	The net proceeds of the issue of the Notes (which is expected to be GBP 449,804,500) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.
(ii)	Estimated net proceeds:	GBP 449,804,500
(iii)	Estimated total expenses:	GBP10,000

6   **YIELD**

Indication of yield: Not Applicable

7   **HISTORIC INTEREST RATES**

Not Applicable

8   **PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

9   **PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable

MiFID II product governance / Professional Investors and ECPs only target market:

Solely for the purposes of each manufacturer's product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties and professional clients only, each as defined in Directive 2014/65/EU (as amended, "**MiFID II**"); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a "**distributor**") should take into consideration the manufacturers' target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers' target market assessment) and determining appropriate distribution channels.

For the purposes of this provision, the expression "**manufacturer**" means each of the Joint Lead Managers.

European Bank for Reconstruction and Development (the "**Issuer**") does not fall under the scope of application of MiFID II. Consequently, the Issuer does not qualify as an "investment firm", "manufacturer" or "distributor" for the purposes of MiFID II.

27 July 2018

PRICING SUPPLEMENT

European Bank for Reconstruction and Development
GBP 450,000,000 Floating Rate Global Notes due 31 July 2023 (the "Notes")
issued pursuant to a Global Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 3 July 2012 (the "**Offering Circular**"). This Pricing Supplement must be read in conjunction with such Offering Circular. Full information on the Notes is only available on the basis of the combination of this Pricing Supplement and the Offering Circular. The Offering Circular is available for viewing and copies may be obtained from the Issuer, One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:	Pound Sterling ("GBP")
2	Nominal Amount:	GBP 450,000,000
3	Type of Note:	Floating Rate
4	Issue Date:	31 July 2018
5	Issue Price:	100.00 per cent.
6	Maturity Date:	31 July 2023
7	Fungible with existing Notes:	No

FORM OF THE NOTES

8	Form of Note:	Registered

9	New Global Note:		No
10	Specified Denomination(s):		GBP 100,000
11	Exchange of Bearer Notes:		Not Applicable
12	(a)	Talons for future Coupons to be attached to definitive Bearer Notes:	Not Applicable
	(b)	Date(s) on which the Talons mature:	Not Applicable
13	(a)	Depositary for and registered holder of Registered Global Note:	Registered Global Note to be deposited with a common depositary for Euroclear and Clearstream, Luxembourg and registered in the name of Citivic Nominees Limited as nominee for the common depositary.
	(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances described on page 42 of the Offering Circular.

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:		No

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:		31 July 2018
16	Fixed Rate Notes:		Not Applicable
17	Zero Coupon Notes:		Not Applicable
18	Floating Rate Notes and Indexed Notes:		Applicable
	(a)	Manner in which Rate of Interest is to be determined:	Screen Rate Determination
	(b)	Margin(s):	Plus 0.05 per cent. per annum
	(c)	Minimum Rate of Interest (if any):	Zero per cent. per annum
	(d)	Maximum Rate of Interest (if any):	Not Applicable
	(e)	Floating Day Count Fraction	Actual/365
19	If ISDA Determination:		Not Applicable
20	If Screen Rate Determination:		
	(a)	Reference Rate:	For all Interest Payment Dates, 3 month GBP LIBOR as appearing on the Relevant Screen Page.

In the event that a published three-month GBP

LIBOR rate is unavailable or if three-month GBP LIBOR rate ceases to exist or to be an industry accepted rate for debt market instruments during the life of the Notes, the Calculation Agent will determine whether to use a substitute or successor base rate that it has determined, in its sole discretion and acting in good faith, is most comparable to three-month GBP LIBOR rate; provided that, if the Calculation Agent determines that there is, at any time during the life of the Notes, an industry accepted successor base rate for debt market transactions linked to three-month GBP LIBOR rate, the Calculation Agent shall use such a successor base rate from the next interest period following such determination.

If the Calculation Agent determines that there is no industry accepted successor base rate for debt market instruments linked to the three-month GBP LIBOR rate, and that no substitute or other successor base rate is comparable to the three-month GBP LIBOR rate, the Calculation Agent will request, from four major banks in the London interbank market, selected by the Agent in consultation with the Issuer, quotations for the offered rate for three month GBP unsecured deposits to prime banks in the London interbank market. If at least two quotations are provided, the Calculation Agent will determine the LIBOR rate as the arithmetic mean of those quotations. If fewer than two such London banks provide quotations, the three-month GBP LIBOR rate will be determined by the Calculation Agent in its sole discretion and acting in good faith.

(b)	Relevant Screen Page:	Reuters page LIBOR01 (or any other successor page)
(c)	Interest Determination Date:	Two London Business Days immediately preceding the first day of each Interest Period
21	If Indexed:	Not Applicable
22	If Rate of Interest not to be determined by ISDA or Screen Rate Determination or by reference to an Index or Formula:	Not Applicable
23	General Provisions for Floating Rate Notes and Indexed Notes:	

(a)	Specified Period (or, in the case of Notes where the Interest Payment Date(s) are fixed, the Interest Payment Date(s):	Interest Payment Dates shall be 31 July, 31 October, 31 January and 30 April of each year from and including 31 October 2018 up to and including the Maturity Date, subject to adjustment in accordance with the Business Day Convention.
(b)	Business Day Convention:	Modified Following Business Day
(c)	Business Day definition if different from that in Condition 4(b)(i):	Condition 4(b)(i) applies and for the avoidance of doubt London shall be the principal business centre and New York shall be the additional business centre.
(d)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	Yes
(e)	Terms relating to calculation of Interest Amount:	Condition 4(b)(v) applies
(f)	Party responsible for calculation of the Interest Amount:	Agent
(g)	Party responsible for making any determinations ancillary to or in connection with the calculation of the Interest Amount, including Rate of Interest (if applicable):	Agent is responsible for determining Rate of Interest applicable to each Interest Period
(h)	Any amendment to the definition in Condition 4(b)(iii) of Euro-zone:	Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

24	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	Condition 6(e) applies
25	Dual Currency Notes:	Not Applicable
26	Physically Settled Notes:	Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

27	(a)	Redemption at Issuer's option:	No
	(b)	Redemption at Noteholder's option:	No
28	(a)	Final Redemption Amount for each Note (*other than an*	100.00 per cent. per Specified Denomination

Indexed or Formula Note where the index or formula applies to the redemption amount):

	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
29		Instalment Note:	Not Applicable
30		Early Redemption Amount for each Note payable on an event of default:	Condition 5(d) applies

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

31	Method of distribution:	Syndicated
32	If Syndicated, names and addresses of Managers or, if Non-Syndicated name and address of Dealer:	**Joint Lead Managers** Barclays Bank PLC 5 The North Colonnade Canary Wharf London E14 4BB United Kingdom

Nomura International plc
1 Angel Lane
London EC4R 3AB
United Kingdom

Scotiabank Europe plc
201 Bishopsgate
6th Floor
London EC2M 3NS
United Kingdom

Co-Managers
Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom

J.P. Morgan Securities plc
25 Bank Street
Canary Wharf
London E14 5JP

United Kingdom

NatWest Markets Plc
250 Bishopsgate
London EC2M 4AA
United Kingdom

RBC Europe Limited
Riverbank House
2 Swan Lane
London EC4R 3BF
United Kingdom

33	Date of Syndication Agreement:	27 July 2018
34	Stabilising Manager:	Not Applicable
35	Additional selling restrictions:	Not Applicable
36	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Not Applicable
37	Intended to be held in a manner which would allow Eurosystem eligibility:	No
38	Common Code:	186107675
	ISIN Code:	XS1861076757
	CUSIP Number:	Not applicable
39	Listing:	Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to the Official List of the UK Listing Authority and trading on the Regulated Market of the London Stock Exchange plc
40	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and	Not Applicable

any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.

41   Additional Information:

Regulation, reform, and the potential or actual discontinuation of "benchmarks," including LIBOR, may adversely affect the Notes, including the value of, and return on the Notes.

LIBOR, and other rates and indices which are deemed to be "benchmarks" are the subject of recent national, international and other regulatory guidance and proposals for reform. Some of these reforms and guidance are already effective such as Regulation (EU) 2016/1011 (the "**Benchmark Regulation**") whilst others are still to be implemented.

The Benchmark Regulation has come into force on 1 January 2018 and could have a material impact on any Notes linked to LIBOR such as the Notes, in particular, if the methodology or other terms of LIBOR are changed in order to comply with the terms of the Benchmark Regulation. In addition, the Benchmark Regulation stipulates that each administrator of a "benchmark" regulated thereunder must be licensed by the competent authority of the Member State where such administrator is located. There is a risk that administrators of LIBOR will fail to obtain a necessary licence, preventing them from continuing to provide LIBOR. Other administrators may cease to administer LIBOR because of the additional costs of compliance with the Benchmark Regulation and other applicable regulations, and the risks associated therewith. There is also a risk that certain benchmarks, such as LIBOR, may continue to be administered but may become obsolete in the future.

On 27 July 2017, the UK Financial Conduct Authority announced that it will no longer persuade or compel banks to submit rates for the calculation of the LIBOR benchmark after 2021 (the "**FCA Announcement**"). The FCA Announcement indicates that the continuation

of LIBOR on the current basis (or at all) cannot and will not be guaranteed after 2021.

These reforms and other pressures (including from regulatory authorities) may cause LIBOR to disappear entirely, to perform differently than in the past (as a result of a change in methodology or otherwise), create disincentives for market participants to continue to administer or participate in certain benchmarks or have other consequences which cannot be predicted.

Any such consequence could have a material adverse effect on the Notes. The potential elimination of the LIBOR benchmark or changes in the manner of administration of LIBOR, could require or result in an adjustment to the interest provisions of the Notes or result in other consequences, in respect of the Notes. Furthermore, even prior to the implementation of any changes, uncertainty as to the nature of alternative reference rates and as to potential changes to LIBOR may adversely affect LIBOR during the term of the Notes, the return on the Notes and the trading market for securities based on LIBOR. Investors should consider these matters when making their investment decision with respect to the Notes.

Investors in the Notes should be aware that, if LIBOR were to be discontinued or otherwise unavailable, or if three-month GBP LIBOR ceases to be an industry accepted rate for debt market instruments during the life of the Notes, as determined by the Calculation Agent in its sole discretion, the rate of interest on the Notes will be determined for the relevant period(s) by the fallback provisions set out in Condition 20 of the Pricing Supplement. These fallback provisions provide that the Calculation Agent will determine whether to use a substitute rate or successor base rate that is most comparable to the three-month GBP LIBOR rate. If the Calculation Agent, in its sole discretion, determines that there is no such comparable substitute rate or successor base rate, the Calculation Agent will request quotations for the

offered rate for three month GBP unsecured deposits from four major banks in the London interbank market, and the provisions include the possibility that if fewer than two quotations are received, the rate of interest would be determined by the Calculation Agent.

No consent of the Noteholders shall be required in connection with effecting any relevant successor rate or substitute rate (as applicable) or any other related adjustments and/or amendments described above.

42   Total Commissions: GBP 195,500

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange plc's Regulated Market of the Notes described herein pursuant to the Euro 35,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development as from 31 July 2018 or as soon as practicable thereafter.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement other than the information contained under the heading "MiFID II product governance / Professional investors and ECPs only target market".

For and on behalf of

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....

Duly Authorised Officer

....

CITIBANK, N.A.

(as Agent)

1	**LISTING**	Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the Regulated Market of the London Stock Exchange plc with effect from 31 July 2018 or as soon as practicable thereafter. No assurance can be given that such listing and admission to trading will be obtained on such date, or, if obtained, that it will be maintained.
2	**RATINGS**	The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Credit Market Services Europe Limited ("**S&P**"), an Aaa credit rating from Moody's Investors Service Limited ("**Moody's**") and an AAA credit rating from Fitch Ratings France S.A. ("**Fitch**"). As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

3 **NOTIFICATION**

Not Applicable

4 **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save as discussed in the section headed "Subscription and Sale" in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(i)	Reasons for the offer:	The net proceeds of the issue of the Notes (which is expected to be GBP 449,804,500) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.
(ii)	Estimated net proceeds:	GBP 449,804,500
(iii)	Estimated total expenses:	GBP10,000

6 **YIELD**

Indication of yield:	Not Applicable

7   **HISTORIC INTEREST RATES**

Not Applicable

8   **PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

9   **PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable